Exhibit 99.1

Last participant out in USA Phase 2 clinical trial of BiondVax’s M-001 Universal Influenza Vaccine candidate

Jerusalem, Israel – March 21, 2019 –

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), developer of the M-001 universal influenza vaccine candidate, reported today that all participants have completed their final visit in a Phase 2 clinical trial conducted by several Vaccine Treatment and Evaluation Units (VTEUs) sponsored by the National Institute of Allergy and Infectious Diseases (NIAID), part of the U.S. Department of Health & Human Services (HHS)’s National Institutes of Health (NIH).

120 participants aged 18 to 49 years were enrolled at VTEUs at Baylor College of Medicine in Houston, Texas, the University of Iowa in Iowa City, Iowa, and Cincinnati Children’s Hospital Medical Center in Cincinnati, Ohio. Individuals were randomly assigned to receive either two doses of M-001 or two doses of a placebo, with the doses spaced three weeks apart. Later, near the beginning of the 2018/19 flu season, all participants were immunized with a currently marketed quadrivalent seasonal influenza vaccine. Safety and immunogenicity will be assessed and compared between the groups receiving M-001 and placebo. Laboratory analyses of vaccine immunogenicity will be performed at VTEUs at Baylor College of Medicine and St Louis University (St. Louis, Missouri) and at BiondVax Pharmaceuticals. Results are anticipated by the end of 2019.

Dr. Tamar Ben-Yedidia, BiondVax’s Chief Scientific Officer, commented, “We are pleased with the progress of this Phase 2 trial, and grateful for the opportunity to collaborate with NIAID and their researchers.”

In parallel, BiondVax’s pivotal, clinical efficacy, Phase 3 trial in Europe, which recruited 4,094 participants prior to the 2018/19 flu season, is proceeding towards its second season of 2019/20. The M-001 batch for the Phase 3 trial’s second cohort is being filled in single-use syringes in BiondVax’s new mid-size commercial scale manufacturing facility in Israel. The placebo-controlled trial will assess safety and effectiveness of M-001 alone in reducing flu illness and severity in adults aged 50 years and older. Results are expected by the end of 2020.

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. Please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of the new manufacturing facility its products; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our  vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC. We undertake no obligation to revise or update any forward-looking statement for any reason.

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